UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE TO

FINAL AMENDMENT

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

SUSA REGISTERED FUND, L.L.C.
 (Name of Subject Company (Issuer))

SUSA REGISTERED FUND, L.L.C.
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
 (Title of Class of Securities)

N/A
 (CUSIP Number of Class of Securities)

Graeme White
Susa Registered Fund, L.L.C.
c/o BNY Mellon Alternative Investment Services
4400 Computer Drive
Westborough, Massachusetts 01581
(866) 270-1948

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications on Behalf of the Filing Person(s))

With a copy to:
 Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

December 24, 2015
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$13,100,000.00 (a)	Amount of Filing Fee:	$1,320.00 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

[   ]            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Final Amendment to Tender Offer Statement

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on December 24, 2015 by Susa Registered Fund, L.L.C. (the “Fund”), in connection with an offer by the Fund to purchase up to $13,100,000.00 of limited liability company interest in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 24, 2015.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer of Purchase:

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern time, on January 26, 2016.

2.	The Valuation Date of Interests tendered pursuant to the Offer was March 31, 2016.

3.
$1,844,097.85 of Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SUSA REGISTERED FUND, L.L.C.

By:	/s/ Graeme White
	Name:	Graeme White
	Title:	Principal Manager

June 2, 2016